
JOHNSON
OUTDOORS


NECKY

# Johnson Outdoors Inc. 2008 Annual Report

## Our Mission and Vision

Our vision is to own the outdoor adventure with innovation and passion. Our mission is to be the innovation leader; bring excitement and growth to our markets; and build a strong, talented team with exceptional passion.

Letter from Our CEO ..... 3-4
[ dive ] ..... 5-9
SCUBAPRO® – UWATEC® – SEEMAN™
[ fish ] ..... 10-14
Minn Kota® – Humminbird® – Cannon® – GEONAV®
[ paddle ] ..... 15-19
Necky® – Old Town® – Ocean Kayak™
Lendal® – Carlisle® – Extrasport®
[ camp ] ..... 20-23
Eureka!® – Tech4O® – Silva®
*Outside* Magazine "Best Places to Work" ..... 24
Community Involvement ..... 25-27
Management Perspective ..... 28
2008 Financial Reports ..... 29
Board of Directors ..... 30
Resources ..... 31
2008 FORM 10-K ..... 32

Certain matters discussed in this report are "forward-looking statements" intended to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Please see "Forward Looking Statements" in the 2008 FORM 10-K for a discussion of uncertainties and risks associated with these statements.



# In Our Chairman's Words

Innovation is the core of who we are. It gives us the ability to compete on quality and price/value, rather than price alone, helping to sustain market leadership even during tough economic times.

This report showcases the groundbreaking, game-changing products that drive sales and open new markets. You'll also meet four Johnson Outdoors innovators who bring fresh thinking to the way we develop new products, manage production, go to market and grow our business. They represent the many employees throughout our organization dedicated to meaningful innovation in everything we do.

The economic downturn emphasized the value of our efforts over the past five years to make Johnson Outdoors more efficient and effective. We once again outperformed our peers as many of our brands held or gained share against the competition. Strengthened and streamlined processes and systems helped ease the downturn's effects.

Even so, the weak economy outweighed positive gains from the first half of the year, for results that compared unfavorably to the prior year. We believe our markets will rebound with the economy, and when that occurs, we will be stronger and better positioned for growth. We remain excited about the future of Johnson Outdoors.

The economy affected some markets and brands more than others, particularly the marine marketplace and Minn Kota®, our flagship profit engine. We responded with mid-season dealer programs, consumer promotions and scaled-back production to reduce inventory in every operation. Aggressive, comprehensive plans are in place to improve efficiency across the organization, while a targeted 20 percent SKU reduction in each business will focus resources appropriately and drive simplification.

Going forward, operations will be structured to operate efficiently through our industry's cyclical valleys, while maintaining the flexibility to ramp up efficiently for its peaks. Restructuring in Diving and Outdoor Gear achieved this balance, with efforts underway in Marine Electronics and Watercraft to manage staffing accordingly. Ultimately, we will be a leaner, yet more agile manufacturer.

Equally important, as innovation leaders, we are strongly positioned for the industry's upswing and long-term, profitable growth.

**Marine Electronics** A slumping U.S. boat market dragged down Minn Kota sales this year. Exports were up significantly year-over-year, but not enough to overcome lower domestic volume. Humminbird® continued its strong growth trajectory, powered by the appeal of its revolutionary patent-pending Side Imaging® sonar. We are prudently enhancing Marine Electronics' presence in Europe through our acquisition of GEONAV® and a business model that leverages existing assets and partnerships, investing only where needed to maximize growth opportunities.



**Diving** The new Galileo Sol took world markets by storm, while supply chain optimization brought new sophistication to our SCUBAPRO® and UWATEC® manufacturing. Our newly redesigned high-efficiency facility in Indonesia is projected to yield strong improvement to operating profits in the years ahead.

**Watercraft** Solid sales across paddle sport brands in the first six months could not offset slowed restocking orders in the second half of the fiscal year. Results from an independent strategic study conducted this year provide good insight on what we must do to enhance Watercraft's bottom-line performance long-term.

**Outdoor Gear** The constant ebb and flow in military orders, coupled with the realities of special-event tent order cycles, led to restructuring of Binghamton operations in June. Consumer tent sales grew, driven by our innovative wired tents as well as the trend for stay-at-home vacations.

The online channel continues to grow in size and importance to our markets, and we have a win-win e-commerce model that benefits our retailers by giving them the opportunity to fulfill online consumer orders. Direct-to-consumer e-marketing programs are also strengthening consumer relationships while capturing important insights necessary for us to beat the competition in the rapidly growing e-marketplace.

Johnson Outdoors lives and breathes innovation, which is why our brands continued to gain market share this year. In 2008, for the fifth year in a row, new products contributed a third or more to total company revenues. And we have a full pipeline of new product ideas and concepts for years to come.

Despite the current economic climate, our excitement for the future is undiminished. We have strong brands and the foundation to support profitable growth when our markets rebound. And we have a remarkable asset in our people. Their passion fuels our innovation. They drive our success. I am very pleased that Johnson Outdoors is their "workplace of choice," as recognized by *Outside* Magazine.

Long-term, we will deliver increasing shareholder value through sustainable, profitable growth. We will delight our customers and consumers. We will build on the strengths of our team. And we will own the outdoor adventure with innovation and passion.

**Helen Johnson-Leipold**
Chairman & Chief Executive Officer

[ dive ]

# The Innovator



Tom Conrardy
Director of Global Operations – Diving





## Enhance the Adventure

Through technological innovation and in-depth consumer knowledge, our Diving brands take the sport to a whole new level.

- **SCUBAPRO®**, a global leader in innovative diving equipment, was named best brand of the year 2008 by *Dive* Magazine readers for its comprehensive product line
- **UWATEC®** once again has revolutionized diving with an easy-to-use dive computer—this time, the Galileo® Sol, which in 2008 helped drive a 22 percent increase in Diving sales
- **Seemann™**, offering top-quality gear at reasonable prices for divers of all abilities, delivered profitable growth in Germany and gives us a channel to the rest of Europe

Building on a year of streamlining and enhancing operations at the local, regional and global levels, Johnson Outdoors Diving is ready to open new worlds in 2009 and beyond.

SCUBAPRO® UWATEC® seemann®


Extra-large dot matrix display delivers vital dive information in custom, easy-to-read format
Digital compass with bearing memory, unaffected by tilt, makes diving navigation simple
Infrared technology means software upgrades can be downloaded easily via the Internet
MENU
Galileo Sol
19:09.19
UWATEC

## At the Heart of Innovation

Galileo Sol by UWATEC is at the center of a revolution in dive computer science. It's the first and only dive computer to integrate a heart rate monitor, better measuring workload to help calculate true remaining bottom time.

The completely new Galileo platform supports an incredible array of features, with intuitive menus that make it incredibly easy to use—creating an underwater experience that divers will love.

# What Women (Divers) Want

Meticulously designed and tailored for women, the Bella buoyancy compensator from SCUBAPRO provides a perfect fit for a growing market segment.

The Bella was developed using a new, SCUBAPRO-exclusive wraparound air bladder. Unlike traditional bladders, which extend away from the torso when inflated, Bella's bladder retains its cradle-like shape even when fully inflated. The result is a gentle hug that gives the diver optimum comfort and control at every level.



Monprene® pads in backpack and shoulder area absorb weight and enhance comfort
Zippered cargo pockets and conveniently placed D-rings make it easy to carry accessories, maps and dive charts
Hip indents are contoured to the female form

## Propulsion Beyond Compare

The Seawing Nova from SCUBAPRO combines paddle fin power and maneuverability with a split fin's effortless efficiency. Its articulated joint, like that of a whale or a dolphin, lets the blade pivot, reducing drag while maximizing thrust.

Traditional fins force divers to find a middle ground between kick strength and efficiency. Innovative technology takes the Seawing Nova beyond compromise, beyond compare.


SCUBAPRO
[ dive ]
Ergo2 footpocket and rigid Power Plate deliver ultimate power transmission with less leg strain and maximum foot comfort
Pivot control technology maintains the most efficient angle of attack across all kicking strengths
Space-age Monprene® elastomer is lightweight and virtually indestructible



**Kathy Dutton**
Interactive/Web Marketing Manager – Marine Electronics

# The Innovator

Kathy Dutton already was a multi-tasker when she joined Johnson Outdoors as an intern 12 years ago. Even as she earned her marketing degree, "I did market research on the side, for all the brands." She continued as a multi-faceted employee, moving up through administration, product coordination, and marketing.

Now Kathy helps Marine Electronics brands connect with today's multi-taskers. She is Johnson Outdoors' first interactive media marketing manager.

"When people watch TV, they're also texting or surfing the Internet," she says. "If they read a magazine, they're listening to music, too." As consumers shift to more interactive media, Kathy looks for innovative ways to meet them on their terms.

High-tech methods include the redesigned Humminbird® website, where visitors can check out videos on Side Imaging® sonar or download fishfinder software updates. But Kathy says the humble contact information form is equally vital. "We're building a consumer database to strengthen relationships with people who use our products, and people who are interested in them."

Kathy is also tasked with sharing insights into new media across the organization. A big assignment, yes, but she sees it as yet another chance to grow—and to keep Johnson Outdoors growing profitably.

Anglers use Humminbird fishfinders to navigate through the water. We reinforce the feel of that experience by making our website easy to navigate.

Kathy



Johnson Outdoors continues to reshape Marine Electronics' market with revolutionary products.

- **Minn Kota®**, the world leader in electric trolling motors, this year introduced both the Fortrex™, its toughest-ever bow-mount motor, and the Traxxis™, with every component freshly designed for extreme performance
- **Humminbird®**, building on market enthusiasm for its Side Imaging® sonar, is moving into ice fishing with the ICE Flasher Series™, named best new electronic fishing product at ICAST 2008
- **Cannon®** enhanced its full line of downriggers with new trolling system accessories, including rod holders featuring a patent-pending pistol-grip design

Transformational vision and keen consumer insight keep Marine Electronics' brands first to the market and first in the market, year after year.

Bi[illegible]

Humminbird amazed anglers with its breakthrough fishfinders featuring Side Imaging sonar—and its new 1100 Series™ literally expands the appeal.

The professional-grade 1197c SI Combo offers the largest-ever screen for anglers—a massive 10.4 inch diagonal, full-color, sunlight-viewable display. Its picture-like images reveal bottom structures and fish beneath the boat and up to 240 feet on either side. Advanced sonar GPS and Humminbird's built-in UniMap™ cartography complete a very attractive picture.



HUMMINBIRD
Biggest-ever 10.4 inch diagonal full-color SVGA display makes it easy to see what's under and around the boat
Zoom feature enables multi-level magnification of images on Side Imaging® screen
Traditional 2D sonar with DualBeam PLUS™ 200kHz/83kHz transducer offers exceptional detail over a wide area
Fifty-channel GPS includes full mapping capability on the built-in UniMap™
Temp
65.2
Speed
mph
3.3
26°38.992'
080°01.874'
ZOOM
VIEW
MENU
MARK
EXIT
MOB
GOTO
1197c
-GPS-
Fishing
System
Side Imaging


Humminbird's ICE 55 Flasher captured Best of Show honors in electronics at the 51st annual International Convention of Allied Sportfishing Trades show—our second such win in three years
ICAST 2008
New Product Showcase WINNER
Industry-first backlit LCD display inside the flasher dial includes digital depth and an easy-to-read automatic depth scale
Exclusive Target Line lets anglers mark a precise depth in the water column, so they know just how far to lower their jig
Exclusive six-color fiber optic display delivers real-time sonar response, with increased detail for greater distinction among targets
HUMMINBIRD

## Ice Fish

Humminbird takes ice fishing digital with the all-new ICE Flasher Series. Three models help anglers determine water depth, identify baitfish and bottom structure and find the fish they want to catch.

Exclusive features include a six-color fiber optic display and all-new LCD screen that withstands below-zero temperatures. The ICE 55 model also lets users mark hot fishing depths, with a unique purple target line showing where to lower their jig.


HUMMINBIRD
fish

## Advancing the Strong, Silent Type

The toughest, most durable bow-mount trolling motor ever makes barely a whisper in the water. Fortrex, new from Minn Kota, features an innovative Mono-Arm mount that eliminates metal-to-metal contact and uses unique composite materials to improve ruggedness and reduce motor wear and noise.

Precision engineering assures Fortrex will perform in the most extreme conditions, trouble-free—giving anglers a motor they can rely on, day after day, year after year.



MINN KOTA
Extruded, anodized aluminum Mono-Arm operates with no metal-to-metal contact. One hinge point and rear pivot bearing make for less wear, longer life and quieter operation
Exclusive Counter Tension Stabilizer technology uses an integrated spring arm that applies force in both the stowed and deployed positions—reducing steering torque, eliminating motor play and fish-spooking noise
Patented Bowguard 360°™ breakaway system protects the boat and motor, with an updated design that offers easy motor removal with just one cap screw
MINN KOTA
FORTREX

[ paddle



Gary Seaman
R&D Designer and Technician – Watercraft

# The Innovator

Build a prototype kayak. Study every inch, looking for ways to improve it. Get ideas from other designers, from marketing, from consumers. Build a new prototype... and repeat.

"Innovation is not a matter of brilliant insight. It's an evolutionary process based on critical evaluation," says Gary Seaman. "We go through four or five prototypes and 20 to 50 little improvements. By the end, you have a boat with a lot of innovation."

For instance, when he was laying out the deck for the Prowler Trident – our popular family of [illegible] kayaks, Gary noted the design brief called for two hatches and space for a bait tank.

"I cut up an original Prowler and played with the different configurations. It occurred to me we could put a hatch higher up in the console right in front of the seat. I checked it out with the other designers, and mocked it up." That evolved into the Rod Pod – a storage hatch that paddling anglers love for its easy access.

And that's the point of innovation: creating products consumers love. "Innovation leads to a product of higher value," Gary says. "It makes people want to buy it."

We can accelerate a product's natural evolution by thinking critically. That can put Johnson Outdoors two or three years ahead of the competition.



Behind each of our Watercraft brands stand the innovators who direct the market. Their passion for performance drives breakthrough designs, winning industry awards and consumer loyalty.

- **Necky®**, **Old Town®** and **Ocean Kayak™** create kayaks and canoes to please anglers, explorers, world-class competitors and families in search of fun
- **Lendal®** and **Carlisle®** paddles, built for performance, durability and ease, empower beginners and enthusiasts alike to handle whatever the water throws at them
- **Extrasport®** life vests and accessories deliver the ultimate in quality and comfort, enhancing paddlers' time on the water

Find the headwaters of invention at Johnson Outdoors—and see how our appeal ripples out to the industry's horizons.

## More Comfort and Fun for Everyone

The newest family of kayaks from Old Town delivers outstanding comfort, stability and versatility to a wide variety of paddlers. The Vapor™ series includes a ladder of choices, from standard models to the feature-rich Vapor 12XT.

Vapor kayaks offer a large cockpit for comfortable access; lightweight, durable construction; and a design that promotes smooth tracking and paddling. It all adds up to more enjoyable day trips, nature watching or easy family time on the water.


Old Town
CANOES KAYAKS
[ paddle ]
Padded thigh braces, combined with adjustable foot pegs, offer a custom fit and superior control
Molded-in cockpit tray includes convenient cup holder
Stern day well with hinged cover keeps gear handy
Comfort Flex XT padded seat includes an adjustable back rest to enhance time on the water
VAPOR

# Delivering Smooth, Easy Power

Carlisle puts magic in kayakers' hands—the powerful Magic Plus touring paddle. Beginners and pros alike can produce smooth, efficient strokes, thanks to a responsive fiberglass shaft, plus fiberglass-reinforced polypropylene blades that pull through the stroke with no excess flutter.

Push-button breakdown lets paddlers adjust blade feathering for right- or left-handed control. And two-piece construction makes it easy for the Magic Plus to vanish into storage at the end of the day.


Fiberglass-filled polypropylene blades deliver durability
Asymmetrical, slightly spooned blade promotes powerful, efficient strokes
Rubber drip rings help keep hands and lap dry
Lightweight, flexible fiberglass shaft includes ergonomic grip to enhance control and reduce fatigue
carlisle
paddle

## Perfect Fit for the Market

The Extrasport Ebb personal flotation device makes it easy for paddlers to add comfort and safety to every adventure.

Extrasport's patented RetroGlide™ shoulder adjustment system, combined with the Ebb's sculpted foam design, ensures a custom fit for women as well as men. Gaia® PVC-Free Foam won't break down in a wet environment. And the no-bulk design leaves arms free for a full day of paddling.


Sculpted Gaia® foam is non-PVC
Patented RetroGlide™ adjustment system delivers custom fit with no rigid buckles or straps around the neck
Neoprene-covered adjustable waist belt prevents ride-up
Mesh sides enhance heat management



**Trent Nelson**
Hard Goods Designer – Outdoor Gear

He likes his days to be [illegible] and full. He likes to learn things. He loves it when customers look at his work and say "Wow."

# The Innovator

Trent Nelson qualifies new products to be sure they're right for Johnson Outdoors markets. His job can take him on a trip to test a [illegible] or a search through international safety standards to guide construction of a new tent light bracket, or on a trip to watch customers try a prototype commercial tent doorway.

At every step, he asks questions, lots of them. "How will people use a product? Could it [illegible] themselves? Can it be produced cost effectively?" But Trent says he can't [illegible] all the answers himself. "You need an experienced team [illegible] come up with a product the customer wants."

Coming up with those products, he says, keeps Johnson Outdoors growing. "If the production floor is slow, that's difficult for the company. If R&D is slow, the company's up a creek. With new products we can open up new categories and new markets."

[ camp ]

When we set out to make a lighter, more cost-effective commercial tent door frame, we took our original concept to a local company that makes doors. Bringing in experts helps us feel comfortable that we have a well-built, quality item that's safe for customers to use.



Our Outdoor Gear brands help families, adventurers and fitness enthusiasts get in touch with nature, improving their experience and increasing demand for our products.

- **Eureka!®** invites families to camp in comfort, with new-to-the-world N!ergy™ wired tents and E! Power™ accessories catalyzing sales growth
- **Tech4O®** digital products help people at all fitness levels track their performance, drawing buyers with new features such as heart monitor and PC capabilities
- **Silva®** creates compasses on a platform of unsurpassed accuracy, keeping our customers—and our innovation—moving in the right direction

It's a powerful product mix that makes the great outdoors a more welcoming place...and connects Johnson Outdoors to success.

## Winning with Convenience

Building on the success of its popular N!ergy tents—the first-ever fully wired tents—Eureka! is introducing additional accessories to offer campers the comforts of home.

Drawing on the clean, quiet electric power of the portable E! Power battery pack, now available in both 7Ah and 18Ah ratings, these accessories make it easier for families to have fun in the great outdoors.



Eureka!
[ camp ]
The E! Power™ Wet/Dry Vacuum helps keep your N!ergy™ tent and campground area clean—and can also inflate airbeds and water toys. It delivers 50 minutes of run time with the 7Ah E! Power™ Pak
Bright, efficient 12-volt LED Plug-in Light with 3 LEDs invites campers to read or play games, making it easy to direct light with the adjustable head. On low, it functions as area lighting or a nightlight. It delivers 300 hours of run time with the 7Ah E! Power™ Pak
Simple, safe Bug Zapper helps control flying insects, day and night. With the 7Ah E! Power™Pak, it provides eight hours of continuous relief from mosquitoes, lawn moths, flies, wasps and gnats
Maintenance-free E! Power™ Pak2 18Ah sealed lead-acid battery lets campers watch DVDs, charge cell phones and enjoy extended run time for E! Power™ accessories
110V/AC
12V/DC
PORTAB
400W INVERT

## Next-Generation Performance

Fitness enthusiasts and outdoor adventurers have a new high-tech companion to guide them toward their goals. The TraiLeader Pro, from Tech4O, syncs with a PC to track workouts over time.

This easy-to-use watch adds heart rate monitoring to the speed, distance, calorie measurement, altimeter, barometer, compass and thermometer capabilities. Precise accelerometer technology drives the TraiLeader, and its users, to success.


TECH4O
[ camp ]


Personal computer link makes it easy to download data and measure individual progress toward fitness goals
Simplified menu navigation reveals vital information at the touch of a button
Advanced accelerometer technology drives extremely accurate heart rate monitoring and speed and distance measurement
LAP/RESET
TECH4O


Old Town







Outside's 2008 BEST PLACES to WORK

## Johnson Outdoors Named a Top U.S. Workplace

In its first-ever Best Places to Work, *Outside* Magazine named Johnson Outdoors third among large companies that make it easy for employees to balance productivity with an active, eco-conscious lifestyle.

The magazine and the Best Companies Group spent a year collecting employer information and reviewing independent confidential employee surveys to name 30 winners—10 each in three size categories.

Johnson Outdoors was recognized for its close-knit culture, community support, employee programs like the Sons & Daughters scholarships, and encouraging employees to enjoy the outdoors with the its free Try Our Products program.

*Outside's* findings matched those of our 2008 employee opinion survey, in which ratings in 16 of the 17 categories were nearly 17% above the manufacturing norm. The results from both surveys help us focus recruiting and retention programs.

## What Our Employees Told Outside Magazine

Overall, Johnson Outdoors offers the best of both worlds...a company where employees feel secure and well-valued, plus challenged and excited in their work.

We are focused on helping customers have a better experience enjoying the outdoors. We are focused on doing the right things long-term...for the people, the communities and the businesses.

Johnson Outdoors rocks!




The Barclay Home
BEING BUILT BY A LOVING COMMUNITY



# Granting a Final Wish

When a dying mother sought a real home for her family, our family helped unite a community to grant her wish.

Sonya Barclay battled breast cancer for four years before learning early in 2008 that it had spread throughout her body. "I just want a home that my children are safe and secure in, and if I were to leave this earth, know that my husband and my four kids are safe," the Old Town, Maine resident said in May.

But rising medical and living expenses left the family with no money to repair their battered trailer.

Then Lana Phillips, Old Town Canoe human resources manager, swung into action. She and another of Sonya's friends called the local media—and the donations poured in. Old Town Canoe raffled off a kayak and paddle and outfitted the entire Barclay family with kayaks, life jackets and paddles.

Twenty-one days later, a new home stood on the Barclays' lot. Lana says the community's response was overwhelming. "We thought we would have to go door-to-door, but everybody came to us," she said.

Sonya lost her battle with cancer August 27, having seen her family safe in their new home. "It was built out of love, compassion," she told CBS News correspondent Steve Hartman in June. "They knew that we needed it, and they went ahead and did it."


DIRIGO

# Opening the Outdoors

An innovative kayak helps people with mobility challenges enjoy time on the water—and Johnson Outdoors is proud to support the effort.

Jeff Bach, whose company produces instructional paddling DVDs, asked if we'd give a kayak to the Wisconsin Department of Natural Resources to be modified for adaptive paddling.

We donated an Old Town Dirigo. It's now equipped with adjustable outriggers, for extra stability; a universal chair with raised back and side supports, for increased balance; and specialized hand braces on the paddle, for people with limited grip.

Jeff was inspired by Wisconsin DNR Accessibility Coordinator Andy Janicki, who heads the DNR's "Open the Outdoors" campaign. Andy, 25, swam competitively and enjoyed backpacking, snowshoeing, biking and paddling before an accident nearly four years ago left him paralyzed from the collarbone down.

He encourages anyone with a disability to try the modified kayak. "It's an amazing freedom," says Andy. "Getting around on trails in your chair, everything's an obstacle, but there are no obstacles when you're out on the water."







# Blazing a Water Trail

When Johnson Outdoors employees led the way to encourage boating on Racine's Root River, the whole city gained.

Steve Van Dis, Johnson Outdoors retail sales manager, found an appropriate focus when he participated in Leadership Racine, a program to cultivate community leaders. He and his team decided to make Racine a better place to live by helping revitalize and increase use of the city's only urban waterway, the Root River.

The team coordinated efforts with the grand opening of the Root River Environmental Education Community Center. Steve's team, which grew to include his retail staff, created the first Root River water trail and a new river mapping system, drawing on funding from the Root-Pike Watershed initiative network.

The 4.3 mile water trail was christened May 10. More than 80 community leaders took to the water in the education center's new fleet of canoes and kayaks—donated by Johnson Outdoors.

Management Perspective

# Strategies Focus on Sustainability and Growth



Knowing that the outdoor recreational industry is particularly volatile in uncertain economic times, Johnson Outdoors is committed to act as necessary to preserve our organization's long-term sustainability.

We have moved decisively to increase operational flexibility, addressing the ebb and flow of our markets. Targeted cost savings programs and spending reductions already underway are highly strategic, intended to scale our cost structure to the current environment while maintaining our competitive position in the coming year and beyond. Key elements of these plans are:

- $20 million in cost-saving projects
- 26 percent reduction in capital expenditures
- 12 percent reduction in peak working capital

Even as we scale back our cost structure, we remain focused on leveraging our marketing and innovation expertise to create consumer demand and drive increased volume. We have tremendous brand equities that held or gained share throughout 2008, thanks to innovative new products. This innovation is and will be the heart of Johnson Outdoors.

We are committed to protecting profitability and enhancing cash flow. We believe in the future of Johnson Outdoors, and are doing the right things to ensure we maintain our market leadership positions and prepare for growth once the economy and marketplace rebound.

Sincerely,

**Helen Johnson-Leipold**
Chairman & Chief Executive Officer



**David W. Johnson**
Vice President & Chief Financial Officer





Eureka!


## Johnson Outdoors Brands: Leaders in Every Market



Strong Brand Equities → Strong Market Shares
#2
#3
#2
Products
Brands
Diving
SCUBAPRO®
UWATEC®
SEEMAN™
Motors
Minn Kota®
Fishfinders
Humminbird®
Downriggers
Cannon®
Canoes
Old Town Canoe®
Kayaks
Old Town Canoe®
Ocean Kayak™
Necky®
Family Tents
Eureka!®
Field Compasses
Silva®


## Net Sales and New Product Contributions



$355
$381
$396
$432
$421
30% +
30% +
30% +
30% +
30% +
FY 2004
FY 2005
FY 2006
FY 2007
FY 2008


Fiscal Year Revenue – In Millions ▲ Percentages: New Product Contributions

## 2008 Sales Outpace Market



- 2%
- 2%
Diving
- 13%
- 25%
Marine Electronics
- 1%
- 8%
Watercraft
- 10%
- 8%
Outdoor Gear
- 0 +


2008 Market Sales


Helen P. Johnson-Leipold
Edward F. Lang
Thomas F. Pyle, Jr.
Terry E. London
W. Lee McCollum
John M. Fahey, Jr.

# Board of Directors

**Helen P. Johnson-Leipold**
Chairman of the Board since 1994. Chairman and CEO, Johnson Outdoors; Chairman and Director, Johnson Financial Group, Inc.; Director, S.C. Johnson & Son, Inc. and Johnson Diversey, Inc.

**Thomas F. Pyle, Jr.**
Vice Chairman of the Board and Director since 1987. Chairman, The Pyle Group; Director, Sub-Zero Corporation; Trustee, Wisconsin Alumni Research Foundation; Member, Kennedy Center National Advisory Board.

**John M. Fahey, Jr.**
Director since 2001. President, CEO and Chairman of the Executive Committee of the Board of Trustees, National Geographic Society; Director, Exclusive Resorts; Board Member, Smithsonian National Museum of Natural History.

**Edward F. Lang**
Director since 2006. President of Business Operations and Alternate Governor, Nashville Predators; Chairman, Nashville's Adventure Science Center; Director, Nashville Predators Foundation and Nashville Downtown Partnership.

**Terry E. London**
Director since 1999. President, London Broadcasting Company, Inc.; President, London Partners, LLC; Managing Partner, 41 Entertainment LP; Director, Pier 1 Imports.

**W. Lee McCollum**
Director since 2005. Vice Chairman and Director, Johnson Financial Group, Inc.; Chairman of the Board and Director, Le Groupe Fruits & Passion; Director, Sigma-Aldrich Corporation.

## Johnson Outdoors Management Team

**Second Row** (left to right) David W. Johnson, Joseph B. Stella, Mark E. Leopold, Kelly T. Grindle, William S. Kelly

**Third Row** (left to right) Alisa D. Swire, John C. Moon, Sara M. Vidian, Cynthia A. Georgeson



# Resources

**Corporate Secretary**
Johnson Outdoors Inc.
555 Main Street
Racine, WI USA
53403-1015

To contact the Board of Directors directly, visit:
http://investor.johnsonoutdoors.com/contactBoard.cfm

www.johnsonoutdoors.com

For more information, contact:
Johnson Outdoors Inc.
Cynthia Georgeson, Vice President-Worldwide Communication
262-631-6600
cgeorges@johnsonoutdoors.com

Monprene® is a registered trademark of Teknor Apex

Sincere thanks to the Johnson Outdoors employees who shared their experiences with us through interviews and photographs.

Designed by: Blackfish Creative, www.kfish.com
Copy Editor: Mary Jo Thome
Product Photography: Cory Howe
Cover Photography: © 2008 Alex Mustard
Resource Coordinator: Kim Poehlman



END